

Mail Stop 3561

September 22, 2009

Mr. Joseph A. Geraci, II
 Chief Financial Officer
POKER MAGIC, INC.
130 West Lake Street, Suite 300
Wayzata, Minnesota 55391

      Re: **Poker Magic, Inc.**
              Form 10-K for the year ended December 31, 2008
              Filed March 27, 2009
              File No. 0-53045

Dear Mr. Geraci:

We have reviewed your filing and have the following comments. We think you should revise your documents in response to these comments by filing an amendment to your December 31, 2008 Annual Report on Form 10-K and March 31, 2009 and June 30, 2009 Quarterly Reports on Form 10-Q. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days. The amendments should be filed as soon as practicable.

Form 10-K (Fiscal Year Ended December 31, 2008)

Report of Independent Registered Public Accounting Firm, page 18

1.   We note your independent accountants, Virchow, Krause & Company, LLP, ("Virchow") do not appear to be registered with the Public Company Accounting Oversight Board ("PCAOB") nor does it appear Virchow has applied for registration with the PCAOB. Section 102 of the Sarbanes-Oxley Act of 2002 makes it unlawful after October 22, 2003 for any person that is not a registered public accounting firm (i.e. registered with the PCAOB) to prepare or issue, or to participate in the preparation or issuance of, any audit report (or review report) with respect to any issuer. You must engage a new accountant that is a publicly registered accounting firm to perform review or audit work for the company.

2.   To the extent Virchow is registered with the PCAOB (or registered under a different name), please advise and have them provide us with supporting documentation as to their registration with the PCAOB. To the extent Virchow is not registered with the PCAOB or were not registered at the time you filed your December 31, 2008 Annual Report on Form 10-K and March 31, 2009 and June 30, 2009 Quarterly Reports on Form 10-Q, such financial statements are not acceptable in filings with us and are considered to be materially deficient. The financial statements in these filings will need to be re-audited (with respect to the Form 10-K) and re-reviewed (with respect to the Forms 10-Q) by a PCAOB-registered independent public accounting firm and re-filed in amendments to the December 31, 2008 Annual Report on Form 10-K and March 31, 2009 and June 30, 2009 Quarterly Reports on Form 10-Q. Please advise and file the requested amendments as soon as practicable. We may have further comment after review of your response.

3.   Please file an Item 4.01 Form 8-K after you have engaged new accountants that are registered with the PCAOB. Provide all of the disclosures required by Item 304(a)(1) of Regulation S-K regarding the period of engagement of Virchow, Krause & Company, LLP which should include an Exhibit 16 letter from Virchow, Krause & Company, LLP.

4.   Also, if and when you engage new accountants, please report the engagement in an Item 4.01 Form 8-K and comply with the requirements of Regulation S-K Item 304(a)(2). In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

Management's Discussion and Analysis, page 13

Results of Operations, page 13

5.   See the paragraph discussion that begins with "Shares issued to our executive
        management personnel…" For the aggregated amounts listed in the first and
        second sentences for the years ended December 31, 2008 and 2007, please tell us
        how each of these amounts reconcile with the individual line item amounts for the
        line items "Consulting Expenses" and "Executive Management Compensation"
        shown in the table on page 13. For the amounts listed in the third sentence, please
        disclose and also tell us where the expense is reflected in the table on page 13.

Going Concern, page 16

6.   Please revise the third sentence to clarify that your independent registered public
        accountants, because of the factors disclosed, among others, have issued a going
        concern opinion that raises substantial doubt about your ability to continue as a
        going concern.

Critical Accounting Policies and Estimates, page 17

7.   Please expand the disclosure under this heading to further identify and describe
        those policies, included within your significant accounting policies at Note 1 to
        the audited financial statements, that are critical accounting policies according to
        your definition in the second paragraph under this heading where you indicate
        those are "policies that represent the more significant judgments and estimates
        used in the preparation of the Company's financial statements…" The MD&A
        should disclose those accounting policies that are critical policies where estimates
        and judgments are used that could have material impact. For example, but not
        limited to, your more critical accounting policies and estimates could be revenue
        recognition, impairment of intangible and long-lived assets, and income taxes.

Financial Statements

Note 4. Shareholders' Equity, page 29

8.   Refer to the May 28, 2008 transaction of the warrant issuance. Disclose the value
        assigned to the warrants and how you determined the value. If the warrants were
        determined to have minimal or no value, please so state; otherwise it is unclear
        why the value of the warrant has not been reflected in the financial statements.
        Please advise or revise.

Controls and Procedures

Report of Management on Internal Control over Financial Reporting, page 32

9.   Refer to the paragraph that begins "Based on this assessment…" Please revise the
        second sentence with respect to the use of the accounting firm, Virchow, Krause
        & Company, LLP, as such firm does not appear to be registered with the PCAOB,

as noted in our comments above. In this regard, upon the engagement of new registered independent public accountants, you may choose to revise to state: *"This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report."* See Item 308T(a)(4) of Regulation S-K.

Executive and Director Compensation, page 34

10.   See note 2 to the table on page 34 regarding the stock awards received in fiscal year 2007. Please clarify whether each officer received 250,000 common shares (for an aggregate of 500,000 common shares valued at $48,000), as shown in the statements of shareholders' equity and Note 4 to the audited financial statements pertaining to this January 2007 transaction. Your current disclosure indicates each officer received 125,000 valued at $24,000 (for an aggregate of 250,000 common shares valued at $48,000). Please revise or advise.

Exhibit 31.1 and Exhibit 31.2 Certifications

11.   See paragraph number four where it appears certain disclosure has been inadvertently omitted. Please revise this paragraph to disclose "The registrant's other certifying officer(s) and I are responsible…(as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) *and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)* for the registrant and have:" This comment is also applicable to your March 31, 2009 and June 30, 2009 Quarterly Reports on Form 10-Q.

Forms 10-Q (Quarters Ended March 31, 2009 and June 30, 2009)

Note 1. Summary of Significant Accounting Policies, page 4

Interim financial information

12.   Please expand this paragraph to disclose that the interim financial statements "include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading." See Instruction 2 to Rule 8-03 of Regulation S-X.

13.   Refer to Note 4 to the financial statements included in the June 30, 2009 Form 10-Q. Please tell us more about the redemption of common stock that occurred in February 2009. Specifically tell us whether the shareholder was a related party or affiliate and whether that individual paid $0.25 per share for the purchase of the

       stock. In addition, please explain why you elected to redeem these shares for cash given your current liquidity situation. If you were required to redeem the shares, tell us why and whether other shares may be subject to redemption.

14.   Refer to Note 6 to the financial statements included in the June 30, 2009 Form 10-Q. Please disclose the related party nature of the loan from Lantern Advisers, LLC. We note this entity is owned equally by your two officers.

* * * * *

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

                           Sincerely,

                           David R. Humphrey
                           Branch Chief